SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF AUGUST 2001

                         (Commission File No. 001-14489)


                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  ---------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                         -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes        No  X
                                      ---       ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             (PUBLICLY HELD COMPANY)
                               NIRE 53.30000.580-0
                           CNPJ/MF 02.558.132/0001-69




                                   CERTIFICATE
                                   -----------


      I HEREBY CERTIFY FOR ALL APPLICABLE PURPOSES THAT THE MINUTES BOOK MAINTAINED BY THE BOARD OF THIS COMPANY CONTAINS:


          MINUTES OF THE 107TH (ONE HUNDRED AND SEVENTH) EXTRAORDINARY
                                  BOARD MEETING

On the 16th day of the month of August, 2001 (two thousand and one) at 10:00 A.M. at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, in Brasilia, in the Federal District of Brazil, the Board of Tele Centro Oeste Celular Participacoes S.A. met upon invitation by their President Mr. ALEXANDRE BELDI NETTO. The President informed that the Board was meeting to discuss the following issue:
RE-RATIFICATION OF THE TERMS OF THE INCREASE OF CAPITAL STOCK OF TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., APPROVED BY THE GENERAL BOARD MEETING ON MARCH 25, 2001. The Board has decided to: (i) rectify the terms of the increase of the Company's capital stock approved by the Board of the Company meeting on march 25, 2001, to include the fact that the amount of R$ 16,617,676.00 (sixteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais), corresponding to the fiscal benefit obtained by the Company as a result of the amortization of the premium consequent to the process of incorporation of Coverage S.A. has been entirely directed to paying for the shares issued due to the increase of capital then decided, having been entirely capitalized, therefore rectifying the accounting destination of the price of issuance of the shares, and (ii) ratify all the remaining terms approved in the meeting held by the Board of the Company on March 25, 2001, not expressly altered by means of this instrument. Without any further subjects to discuss, the meeting was closed and the present minutes were drawn and signed by the members of the Board. Brasilia-DF, August 16, 2001. (a) Alexandre Beldi Netto - Chairman of the Board; Mario Cesar Pereira de Araujo - Board member; Marco Antonio Beldi - Board member; Antonio Fabio Beldi - Board member; Nelson Guarnieri de Lara - Board member; Araldo Alexandre M. de Souza - Board member; Ricardo de Souza Adenes - Board member".


                         BRASILIA (DF), AUGUST 16, 2001

                          MARIO CESAR PEREIRA DA ARAUJO
                                    President

                               TO ALL SHAREHOLDERS


      Given the Board Meeting held on August 16, 2001, which rectified exclusively the accounting destination of the issuance of shares issued as result of the capital increase approved by the Board Meeting on March 25, 2001, the Communication to All Shareholders - Capital Increase, published on March 27, 2001 is partially rectified, with the respective alterations of items 2 and 3. The amount of R$16,617,676.00 (sixteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais), corresponding to the fiscal benefit obtained by the Company as a result of the amortization of the premium consequent to the process of incorporation of Coverage S.A. has been entirely directed to paying for the shares issued due to the increase of capital then decided, having been entirely capitalized.

  THE REMAINING ITEMS OF THE REFERRED TO COMMUNICATION TO ALL SHAREHOLDERS ARE
                               ENTIRELY RATIFIED.


                            BRASILIA, AUGUST 17, 2001


                          MARIO CESAR PEREIRA DE ARAUJO
                    PRESIDENT AND HEAD OF INVESTOR RELATIONS

                  MINUTES OF THE GENERAL EXTRAORDINARY MEETING


DATE, TIME AND PLACE: August 17, 2001 at 09:30 A.M., at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA, DISTRITO FEDERAL. The General Extraordinary Assembly was not installed due to the lack of quorum and will be held upon a second call.

Brasilia-DF, August 17, 2001.



                        ARTHUR ANTONIO MAGALHAES FONSECA
                                    Secretary

                   GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

                           SECOND CALL FOR ATTENDANCE

In conformity with his legal and statutory attributions, the President of the Board of Tele Centro Oeste Celular Participacoes S.A. hereby invites all its shareholders to attend the General Extraordinary Meeting to be held by the Company on August 27, 2001, at 9:30 A.M. after its second and last call, at the Company's social headquarters in the city of Brasilia, Federal District of Brazil, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, with the following order of the day:

I. to approve the increase of capital from R$ 303,000,000.00 (three hundred and three million Brazilian Reais) to R$ 319,617,676.00 (three hundred and nineteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais), corresponding to the capitalization of the amortized premium in the value of R$ 16,617,676.00 (sixteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais) with the issuance of 2,064,307,577 (two billion, sixty-four million, three hundred and seven thousand, five hundred and seventy-seven) ordinary shares with no nominal value;

II. to decide on the increase of the Company's capital stock from R$ 319,617,676.00 (three hundred and nineteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais) to R$505,000,000.00 (five hundred and five million Brazilian Reais) by means of the capitalization of accumulated profits in the value of R$ 185,382,324.00 (one hundred and eighty-five million, three hundred and eighty two thousand, three hundred and twenty-four Brazilian Reais) with no alteration of the number of shares, in the form specified under Article 169 of Law number 6,404/76;

III. to decide on the issuance of debentures by the Company, for public distribution and not convertible into stock, in the total value of up to R$ 500,000,000.00 (five hundred million Brazilian Reais), in accordance with the attribution provided by Article 59 of Law number 6,404/76, as well as on all those proceedings associated with the issue of debentures;

IV. to decide on the delegation of power to the Board of the Company for it to decide and to alter the matters provided under Paragraph 1 of Article 59 of Law number 6,404/76; and

V. to change Article 5 of the Company's bylaws as a result of items "I" and "II", above.


                              GENERAL INSTRUCTIONS

1. Requests for representation at the Assembly should be filed with the Company's Headquarters, located in the city of Brasilia, Federal District of Brazil, at SCS, QUADRA 02, BLOCO C, ACESSO 226 ED. TELEBRASILIA CELULAR 7 ANDAR CEP 70302-916, up to 06:00 P.M. of August 24, 2001.

2. The shareholders participating in the Fungible Custody of the Stock Exchanges' Nominal Shares who wish to take part in this Assembly are required to provide a statement issued by the custodian no more than 02
    (two) days prior to the date of the Assembly and containing their respective shareholding.

                           Brasilia, August 17, 2001.

                              ALEXANDRE BELDI NETTO
                              Chairman of the Board

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: August 20, 2001             By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President